June 2, 2026

Elon Musk
Chief Executive Officer
Space Exploration Technologies Corp.
1 Rocket Road
Starbase, Texas 78521

        Re: Space Exploration Technologies Corp.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed June 1, 2026
            File No. 333-296070
Dear Elon Musk:
       We have reviewed your amended registration statement and have the following comments.
       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 29, 2026 letter.

Amendment No. 1 to Registration Statement on Form S-1
Risk Factors
Our bylaws place restrictions on the forum, venue and procedures for legal actions..., page 62

1. We note your responses to prior comments 3 and 4, as well as your responses to comments
       8 and 18 of our letter dated May 19, 2026, and highlight your added disclosure that federal case law provides that claims under the federal securities laws may be litigated in state court. Your expectations concerning the proper forum, venue and procedures for a shareholder to bring a claim under the Exchange Act continue to remain unclear to us.
       Specifically, it remains unclear to us whether the Texas Business Court would have jurisdiction over Exchange Act claims. Please revise to clearly describe where and how you expect a shareholder to initiate an Exchange Act claim, including a discussion of any barriers or limitations to a shareholder initiating direct or derivative proceedings or class actions under the Exchange Act. To the extent you believe the Texas Business Court would have jurisdiction over Exchange Act claims, please revise to explicitly state this and provide us with your support for this conclusion.
 June 2, 2026
Page 2
Capitalization, page 69

2. In light of the May 22, 2026 Spectrum Transfer Closing, please reflect any debt obligations associated with the Spectrum License Purchase Agreement within your capitalization table or advise us.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2025 and 2024, page 108

3. You disclose on page 110 that the increase in the provision for income taxes for the year ended December 31, 2025 was primarily due to the establishment of a valuation allowance in 2025 as a result of the enactment of the One Big Beautiful Bill Act. However, on page
       F-51, you attribute the establishment of the valuation allowance in 2025 to cumulative pretax losses and other negative evidence. Please revise as needed to clarify this inconsistency.

Material Cash Commitments, page 124

4. Please revise, if true, to clarify that the $11.1 billion in equity to be issued in connection with the EchoStar transaction will not be issued until the Spectrum Licenses are transferred from the Trust to the Company at the Spectrum Acquisition Closing. Please
       also revise to clarify the total amount of EchoStar debt payments you are obligated to make both over the next 12 months and in the aggregate.

Unaudited Consolidated Financial Statements
Note 14 - Share-based Compensation, page F-88

5. We note your response to prior comment 9. Within the past six months, you completed one below-market secondary share issuance. Please tell us why the shares in this transaction were priced at less than half of the fair market value of shares issued in other secondary offerings (of higher and lower volume) that occurred in close proximity to the below-market offering. Please also explain how you considered the guidance in ASC 718 in determining that the issuance of such shares was not compensatory, or tell us what other guidance you applied in accounting for this issuance.

Note 20 - Subsequent Events, page F-96

6. Based on your related party disclosures on pages 244 and F-93, it appears that xAI made purchases in excess of $250 million from Tesla during the month of April 2026. If true, please revise to disclose the nature of these related party purchases. June 2, 2026
Page 3

       Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Hillary H. Holmes